May 20, 2010
Submitted via EDGAR
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Re: Item 4.02 Form 8-K
Filed: May 17, 2010
File No. 1-33710
Dear Mr. Decker:
We have reviewed your May 17, 2010 letter regarding your comment to Item 4.02 of Form 8-K for Clean Diesel Technologies, Inc. (the “Company”) filed with the Securities and Exchange Commission (“SEC”) on May 14, 2010, and provide the following response to your comment.
SEC Comment:
1.	Please amend your Form 8-K to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing under Item 4.02. Refer to Item 4.02(a)(3) of Form 8-K for guidance.
Response:
          On May 20, 2010, we filed a current report on Form 8-K/A amending our current report on Form 8-K filed on May 14, 2010 (the “Initial Form 8-K”) to include a statement that John B. Wynne, Jr., the Company’s Interim Chief Financial Officer, Vice President and Treasurer and an authorized officer of the Company, and Charles W. Grinnell, a member of the Company’s board of directors and Vice President and Corporate Secretary of the Company, discussed the matters disclosed under Item 4.02 in the Initial Form 8-K with Eisner LLP, the Company’s independent registered public accounting firm, and provided Eisner LLP with a copy of such disclosure. Eisner LLP provided the Company with a letter relative to their review of such disclosure which we filed as exhibit 99.1 to our Form 8-K/A.
In responding to your comment, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its SEC filings; SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action

Mr. Rufus Decker
United States Securities and Exchange Commission
May 20, 2010

with respect to the filing; and the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.
          If you have any questions regarding our response, please do not hesitate to contact me at (203) 416-5290.

Very truly yours,
By:
John B. Wynne, Jr. Interim Chief Financial Officer, Vice President and Treasurer